THE NORTH WEST COMPANY

04035940

July 29, 2004

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.



Dear Sir or Madam:

**NORTH WEST COMPANY FUND PRESS RELEASE**
**EXEMPTION NUMBER 82-34737**

Attached please find a press release dated July 28, 2004, regarding "Giant Tiger - Westwood Store"

If you require further information, please feel free to contact me. Thanks.

Yours sincerely



Linda Peever
Asst. Corporate Secretary
North West Company Fund
77 Main Street
Winnipeg MB R3C 2R1

Direct Line: (204) 934-1504
Direct Fax: (204) 934-1455
Email Address: lpeever@northwest.ca

www.northwest.ca

Northern

77 MAIN STREET, WINNIPEG, MANITOBA R3C 2R1

# THE NORTH WEST COMPANY
# PRESS RELEASE



**FOR IMMEDIATE RELEASE**

## "Fourth Giant Tiger Store to ROAR into Winnipeg"

**Winnipeg, July 28, 2004:** The North West Company (NWC) today officially announced plans for the opening of its newest Giant Tiger store in Winnipeg. This will be NWC's fourth Winnipeg store following the successful opening of its Munroe Street location last August. The 21,000 square foot store is set to open on August 14 in the Westwood Mall at 3332 Portage Avenue.

"Winnipeg continues to be an excellent Giant Tiger market," said Edward Kennedy, President and CEO of Winnipeg-based NWC. "Our customers keep asking for a Giant Tiger store in their neighborhood and we are looking for more sites. Our newest location will be a more convenient, family fashion and food shopping experience for people living in St. James, Charleswood and west of the city. Of course, our first priority is to provide this shopping experience at low, low prices."

"We are all very excited about our fourth location in Winnipeg," says Jeff York, President of Ottawa-based Giant Tiger Stores Limited. " We're glad to see that our customers in Winnipeg continue to vote for Giant Tiger. Customers in and around the west side of the city will find us to be an affordable and convenient destination for fashion clothing, everyday basic needs and seasonal goods. Our customers love our everyday low prices and we're happy to offer them another convenient location to shop." says York. The Grand Opening is targeted for August 14, 2004.

Giant Tiger has a buying office in Montreal, Canada's fashion capital. Clothes to keep you dressed in style will arrive at the store every day of the year. At Giant Tiger, each store has control over the merchandise that is purchased to best suit the needs of its community. "You'll find that the identical quality and fashion items offered by the major chain stores are sold at Giant Tiger at remarkably lower prices," says York.

Giant Tiger, Canada's leading junior discount store chain, was established in 1961 in Ottawa and has grown to 137 locations in Ontario, Quebec, Manitoba, Saskatchewan, Alberta, and New Brunswick. Giant Tiger Stores Limited is a privately held company.

The North West Company and Giant Tiger have a 30-year Master Franchise Agreement which grants NWC the exclusive right to open and operate 72 Giant Tiger stores in western Canada.

The North West Company Inc. is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 182 stores under a number of trading names, including *Northern, NorthMart, Giant Tiger* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the North West Company Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

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For more information contact:

Edward Kennedy, President and CEO, The North West Company
Phone 204-934-1482; fax 204-934-1317; e-mail ekennedy@northwest.ca

Jeffrey York, President and COO, Giant Tiger Stores Limited
Phone 613-521-8222; fax 613-521-4474

Or visit on-line at www.northwest.ca and/or www.gianttiger.com